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                       May 8, 2024

       Nigel Glenday
       Chief Executive Officer
       Masterworks Vault 3, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
3, LLC
                                                            Post-Qualification
Amendment No. 10 to Form 1-A
                                                            Filed April 22,
2024
                                                            File No. 024-12289

       Dear Nigel Glenday:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services